FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey – Directors’ Change in Responsibility

Abbey has appointed Rosemary Thorne as Chairperson of Abbey’s Audit & Risk Committee in place of Keith Woodley with effect from 17 January 2007. Keith Woodley has decided to step down as Chairman but will remain a member of the Committee for the foreseeable future.

- Ends -

For further details, please contact:

Matthew Young, Communications Director:	Tel: 0207 756 4232
Anthony Frost, Head of Media Relations.	Tel: 020 7756 5536

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 16 January 2007	By / s / Jessica Petrie
(Authorised Signatory)